Assurant, Inc.	File No. 001-31978

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 16, 2008

Dear Mr. Rosenberg:

Thank you for your letter dated May 2, 2008, (File No. 001-31978) regarding our Form 10-K for the year ended December 31, 2007. Assurant, Inc. (the “Company”) shares your desire to improve the transparency of our financial statements to our investors. Your letter requested we respond to five comments. Your comments and our responses are as follows:

Comment #1

You state on page F-27 that the fair value of your fixed maturity securities, preferred stock holdings and other investments is primarily based on matrix pricing models. Please tell us why the valuation of these investments was not identified as a critical accounting estimate. We believe your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following.

•	Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;

•	Describe the methods used to estimate fair value;

•	Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;

•	Disclose whether the valuation models used have changed from prior periods.

Response #1

The Company recently adopted FASB Statement No. 157, Fair Value Measurements (“FAS 157”), in its March 31, 2008 Form 10-Q filed on May 12, 2008. We have attached an excerpt from that filing as Exhibit 1. Our FAS 157 tabular disclosure demonstrates that approximately 98% of our fixed maturity securities, preferred stock holdings and other investments carried at fair value fall into the Level 1 or 2 hierarchy established under FAS 157. The valuation models used at March 31, 2008 are consistent with those used in our 2007 Form 10-K.

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Our Level 2 securities are primarily valued using the market approach valuation technique.

Assurant, Inc.	File No. 001-31978

This technique use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. When possible, unadjusted quoted prices in active markets are used as of the period-end date. Otherwise, valuation techniques consistent with the market approach including matrix pricing and comparables are used.

Since almost all of our fixed maturity securities, preferred stock holdings and other investments carried at fair value fall into the Level 1 or 2 hierarchy established under FAS 157, we did not feel it was necessary to identify the valuation of these securities as a critical accounting estimate in our 2007 Form 10-K.

We recognize that in today’s turbulent investment climate, investors are increasingly interested in how corporations establish the fair value of their investments. We believe that the expanded disclosure included in the FAS 157 discussion contained in our March 31, 2008 Form 10-Q (attached as Exhibit 1) enables investors to better understand how we establish the fair value of our investments when market quotations are not available. This disclosure will be included in all subsequent 2008 quarterly filings and annually thereafter.

Comment #2

Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response #2

The Company owned $379.5 million of securities guaranteed by third parties at December 31, 2007, which represents 2.8% of the Company’s total investments of $13,747.2 million at December 31, 2007. Of this total, $272.9 million were municipal bonds. These municipal bonds were guaranteed by monoline financial guarantee insurance companies. The ratings on these fixed maturity security holdings were “AAA” with the guarantees and “AA-” without them. For the remaining $106.6 million of guaranteed securities, the third party guarantee would impact the rating; however, there is no reliable way to establish the impact of the guarantee on the rating.

Since these securities amount to such a small percentage of our portfolio, we concluded that disclosure concerning guarantees would not influence investors’ assessment of our financial statements. However, given the recent news stories regarding concerns about the stability of monoline financial guarantee insurance companies and in response to the comment in your letter to the Company, we made the following disclosure in the Management Discussion and Analysis Section of our March 31, 2008 Form 10-Q filing:

“As of March 31, 2008, the Company owns $359,936 of securities guaranteed by financial guarantee insurance companies. Included in this amount were $272,763 of municipal securities, whose credit rating was “AAA” with the guarantee, but would have had a rating of “AA-” without the guarantee.”

Assurant, Inc.	File No. 001-31978

As of March 31, 2008, the Company did not have any direct investment holdings of a financial guarantee insurance company, however if in the future, the Company does have direct investments, we will include those amounts in the disclosure.

Comment #3

Your statements on pages 48 and 53 appear to indicate that the fair value of your liability for medical IBNR and the fair value of your employee benefit liability are based, in part, on values obtained from independent consulting actuaries. While you are not required to make reference to consulting actuaries or actuarial firms in your filing, when you do, you must also include their names in the ’34 Act filing. If you include or incorporate by reference such disclosure into a ’33 Act filing, you will also need to include the consents of the consulting actuaries.

Response #3

In our discussion of medical reserves on page 48, we indicated that we may use data from consulting actuaries if our own experience data was insufficient to allow reasonable reserve calculations. We did not rely on consultants in calculating our December 31, 2007 reserves because our own experience data was adequate. We expect that this situation will hold true at December 31, 2008. Assuming that it does, we will remove the reference to consultants in the Company’s future Form 10-K filings.

In selecting assumptions relating to the valuation of pensions and retiree health benefits, we do rely on actuarial consultants. However, we are responsible for the assumptions selected. Accordingly, we will eliminate the reference to “independent consulting actuarial firms” in future Form 10-K filings.

Comment #4

Please tell us why you present the securities lending activities in investing activates and financing activities when these transactions appear to be non-cash items.

Response #4

Cash proceeds that the Company receives as collateral for the securities it lends and subsequent repayment of the cash are regarded by the Company as cash flows from financing activities, since the cash received is considered a borrowing.

The Company reinvests the cash collateral; therefore, the reinvestment is presented as cash flows from investing activities. The appropriate classification between operating and investing activities in the statement of cash flows depends on how the Company reinvests the cash collateral it receives from the reinvestments. If the original maturities of the reinvestments are 90 days or less and are classified on the balance sheet as cash and cash equivalents, the related cash flows must be included in the reconciliation of cash, per the requirements of FASB Statement No. 95, Statement of Cash Flows.

Assurant, Inc.	File No. 001-31978

However, our securities lending portfolio is not classified as cash and cash equivalents on the balance sheet. Rather it is classified under a separate caption within investments. We believe that this treatment is appropriate because we generally reinvest the cash collateral received in investments which are classified as “available for sale” under the guidance of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). Paragraphs 8 and 9 of FASB Statement No. 102, Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, indicate that classifying such a reinvestment activity as an investing activity is appropriate when the reinvestments are classified as available for sale under FAS 115.

Based on the aforementioned, we believe that the statement of cash flows as presented in our 2007 Form 10-K properly reflects the Company’s securities-lending activities.

Comment #5

It appears that the fair value of your fixed maturity securities, equity securities, collateral held and other investments is based on values “obtained from an independent pricing service.” While you are not required to make a reference to independent pricing services, when you do, you must also include their names in the ’34 Act filing. If you include or incorporate by reference this disclosure into a ’33 Act filing, you will also need to include the consents of independent pricing services.

Response #5

Consistent with our FAS 157 disclosure, which does not mention independent pricing services, we will remove this reference in all future filings. Please refer to our disclosure included in Exhibit 1 hereto. Please note that, as required by FASB Statement No. 107 (“FAS 107”), Disclosures About Fair Value of Financial Instruments, our fair value disclosure is only made in our annual Form 10-K filing. In future filings, the Company will change its FAS 107 disclosure to the following:

“Fixed maturity securities: the fair value for fixed maturity securities, which include both public and 144A securities, is primarily based on assumptions market participants would use in pricing the securities developed on market data obtained from sources independent of the Company or, in the case of private placements, excluding 144A securities, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Equity securities: the fair value of mutual funds is based upon quoted market prices. The fair value of preferred stocks is primarily based on assumptions market participants would use in pricing the securities developed on market data obtained from sources independent of the Company.”

Assurant, Inc.	File No. 001-31978

*                *                *                 *

We understand that the Company is responsible for the adequacy and accuracy of the disclosures in our filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed the questions you posed in your May 2 letter. If you have further questions or require any additional clarification, we would be happy to discuss them. Assurant is committed to providing meaningful disclosures to the readers of our financial statements. We believe that the changes outlined above will enhance our disclosures and provide more transparency to the reader.

Very truly yours,

/s/ Michael J. Peninger
Executive Vice President and Interim Chief Financial Officer

Assurant, Inc.	File No. 001-31978

Exhibit 1

FAS 157 Disclosure per March 31, 2008 Form 10-Q

FAS 157 defines fair value, establishes a framework for measuring fair value, creates a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FAS 157 defines fair value as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with FAS 157, the Company has categorized its recurring basis financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The FASB has deferred the effective date of FAS 157 until January 1, 2009 for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis in accordance with FSP FAS 157-2.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy and its application to the Company’s financial assets and liabilities are described below:

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include certain U.S. mutual funds, money market funds, common stock and certain foreign securities.

•

Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. The observable inputs are used in valuation models to calculate the fair value for the asset. Financial assets utilizing Level 2 inputs include corporate, municipal, foreign government and public utilities bonds, private placement bonds, certain U.S. Government and agency securities, mortgage and asset backed securities, preferred stocks and certain U.S. and foreign mutual funds.

•

Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

Assurant, Inc.	File No. 001-31978

Financial assets utilizing Level 3 inputs include certain preferred stocks, corporate bonds and mortgage backed securities that were quoted by brokers and could not be corroborated by Level 2 inputs and derivatives. A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The following table presents the Company’s fair value hierarchy for those recurring basis assets and liabilities as of March 31, 2008.

	March 31, 2008
	Total	Level 1		Level 2		Level 3
Financial Assets
Fixed maturity securities	$9,692,529	$5,139		$9,496,110		$191,280
Equity securities	728,473	4,793	a	712,054		11,626
Short-term investments	652,305	567,378		84,927		—
Collateral held under securities lending	481,347	58,278		423,069		—
Other investments	301,471	97,794	b	194,064	c	9,613	c
Assets held in separate accounts	2,720,297	2,450,408	a	269,889		—
Other assets	3,688	—		—		3,688
Cash equivalents	717,681	717,681		—		—

Total financial assets	$15,297,791	$3,901,471		$11,180,113		$216,207

Financial Liabilities
Other liabilities	$97,794	$97,794	b	$—		$—

a	Mainly includes exchange-traded mutual fund investments
b	Comprised of Assurant Incentive Plan investments and related liability which are invested in exchange-traded mutual funds
c	Consists of invested assets associated with a modified coinsurance arrangement

Assurant, Inc.	File No. 001-31978

The following table summarizes the change in balance sheet carrying value associated with Level 3 financial assets carried at fair value during the three months ended March 31, 2008:

	Total Level 3 Assets	Fixed Maturity Securities	Equity Securities	Other Investments	Other Assets
Balance, beginning of period	$282,581	$256,937	$12,116	$10,368	$3,160
Total gains or (losses) (realized/unrealized) included in earnings	(1,643)	(950)	—	3	(696)
Unrealized (losses) relating to instruments still held at the reporting date	(6,017)	(4,959)	(646)	(412)	—
Purchases, issuances, (sales) and (settlements)	3,731	2,853	—	(346)	1,224
Transfers in and/or (out of) Level 3	(62,445)	(62,601)	156	—	—

Balance, end of period	$216,207	$191,280	$11,626	$9,613	$3,688

FAS 157 describes three different valuation techniques to be used in determining fair value for financial assets and liabilities: the market, income or cost approaches. The three valuation techniques described within FAS 157 are consistent with generally accepted valuation methodologies. The market approach valuation technique use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date. Otherwise, valuation techniques consistent with the market approach including matrix pricing and comparables are used. Matrix pricing is a mathematical technique employed to value certain securities without relying exclusively on quoted prices for those securities but comparing those securities to benchmark or comparable securities. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts as of the period-end date. Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques, and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that would be required to replace the service capacity of an asset at the period-end date, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

Assurant, Inc.	File No. 001-31978

While all three approaches are not applicable to all financial assets or liabilities, where appropriate, one or more valuation technique may be used. For all the financial assets and liabilities included in the above hierarchy, excluding derivatives and private placement bonds, the market valuation technique is generally used. For private placement bonds and derivatives, the income valuation technique is generally used. For the period ended March 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Level 2 valuations include observable market inputs. FAS 157 defines observable market inputs as the assumptions market participants would use in pricing the asset or liability developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The following observable market inputs, listed in the approximate order of priority, are utilized in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Each security is evaluated based on relevant market information including: relevant credit information, perceived market movements and sector news. Valuation models can change period to period, depending on the appropriate observable inputs that are available at the balance sheet date to price a security.

The Company performs a monthly analysis to assess if the evaluated prices represent a reasonable estimate of their fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include, but are not limited to, initial and on-going review of pricing methodologies, review of the evaluated prices, review of pricing statistics and trends, and comparison of prices for certain securities with two different appropriate price sources for reasonableness. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon available market data, the price of a security is adjusted accordingly.